ELLENOFF GROSSMAN & SCHOLE LLP

ATTORNEYS AT LAW

150 EAST 42ND STREET, 11th FLOOR

NEW YORK, NEW YORK 10017

TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889

www.egsllp.com

April 15, 2010

VIA EDGAR

Mr. Larry Spirgel, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, DC 20549

Re:	Vringo, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 29, 2010

File No. 333-164575

Dear Mr. Spirgel:

On behalf of Vringo, Inc. (“Vringo”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or the “Staff”) dated April 9, 2010 concerning Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) previously filed on March 29, 2010. A marked version of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is enclosed herewith reflecting all changes from Amendment No. 1. All page references relate to the marked version of Amendment No. 2. Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 2. Marked copies of this filing are being sent via hand delivery to John Harrington.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	We have reviewed the supplemental market data provided response to comment six in our letter dated February 25, 2010. However, we are unable to locate support for your statement on page 3 of the prospectus that the mobile video market will grow to $16 billion in U.S. revenues by 2014. Please provide us with support for this information.

Mr. Larry Spirgel, Esq.

April 15, 2010

We are supplementally providing the Staff with support for the statement set forth in the Staff’s comment.

Prospectus Summary, page 1

Our Business, page 1

2.	We note that you have added subscriber information for your service on page two and elsewhere in the prospectus. We also note from your risk factor disclosure on page 12 that some of your subscribers are receiving a free trial service. Please confirm through disclosure that these are paying subscribers, and not free trial subscriptions. If this is not the case, please provide disclosure highlighting the difference.

We respectfully advise the Staff that the subscriber information included in the prospectus relating to Vivacell includes subscribers receiving a free trial service. The subscriber information for the Company’s other carriers only includes subscribers to our paid service. We have revised Amendment No. 2 (pages 2, 43, 44, 51 and 52) to clarify the subscriber information.

Risk Factors, page 11

If we cannot satisfy. or continue to satisfy, the NASDAQ Capital Market’s listing requirements…, page 19

3.	Please further revise the disclosure under this risk factor so that is relates specifically to the most material risks in connection with this offering. The disclosure should highlight uncertainty with your ability to satisfy particular listing standards that depend on the outcome of this offering.

We have revised Amendment No. 2 (page 19) to provide the requested disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Bridge Financing, page 39

4.	Please revise your disclosure to include discussion of 1,590,400 shares of common stock issuable upon exercise of warrants issuable upon conversion of the Bridge Notes. These warrants should also be included in your discussion of Bridge Warrants on page 78.

We have revised Amendment No. 2 (pages 39 and 78) to provide the requested disclosure.

Mr. Larry Spirgel, Esq.

April 15, 2010

Business, page 43

5.	To the extent practicable, please discuss the size of the video ringtone market. Although you disclose in various places that your market is a subset of larger mobile markets, more disclosure in needed to give investors a better understanding of the size of your specific market. If there is no information available with respect to the size of the video ringtone market, please disclose this fact. In addition, disclose that video ringtones are a nascent market, as you do in your response to comment seven of our letter February 25, 2010.

We respectfully advise the Staff, that since video ringtones are a nascent market, we do not possess any authoritative information with respect to the size of the market. We have revised Amendment No. 2 (pages 2 and 43) to clarify that video ringtones are a nascent market and that as a result, we do not possess authoritative data regarding this market.

Management, page 56

6.	We note that you have no agreements with the Advisory Board members and they have no contractual or fiduciary obligations. Please disclose why you expect these people to provide advisory services to you in the future. In this regard, disclose the extent to which the Advisory Board has provided services to you in the past. Disclose what direct or indirect compensation they have received for their services and will receive in the future.

We respectfully advise the Staff that we have entered into agreements with members of the Advisory Board. We have revised Amendment No. 2 (page 59) to provide the requested disclosure.

Director Independence, page 61

7.	Disclose when you intend for a majority of your board of directors to be independent directors.

We have revised Amendment No. 2 (page 61) to provide the requested disclosure.

Executive Compensation, page 63

8.	Please disclose in a footnote to the Summary Compensation Table and Director Compensation Table all assumptions made in the valuation of equity awards by reference to such disclosure elsewhere in the prospectus. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

We have revised Amendment No. 2 (pages 63 and 69) to provide the requested disclosure.

Mr. Larry Spirgel, Esq.

April 15, 2010

Andrew Perlman Employment Agreement, page 64

9.	Please clarify whether the 160,000 options to be issued to Andrew Perlman are to be issued upon the consummation of the offering, and if so, whether they are included in your disclosures relating to the number of options that will be outstanding upon the consummation of the offering.

We respectfully advise the Staff that the options granted to Mr. Perlman are included within the 3,686,938 options issuable to management in connection with this offering and are included within the number of options which will be outstanding upon the consummation of the offering, assuming the issuance of all of the management options. We have revised Amendment No. 2 (pages 64-65) to clarify the disclosure relating to Mr. Perlman’s options.

2006 Stock Option Plan, page 68

10.	In your disclosure on page ten you state that 1,843,469 options are issuable to management in connection with this offering with an exercise price of $0.0 1, however, you state here, and in your discussion of options outstanding on page 77, that 1,891,397 options are issuable to management with an exercise price of $0.01. Please revise your disclosure here, and throughout your filing, as appropriate. Also, please revise your calculation of the aggregate number of options outstanding upon consummation of this offering throughout your filing, as appropriate.

We have revised Amendment No. 2 (page 68) to clarify that there are 1,843,469 options issuable to management in connection with this offering with an exercise price of $0.01.

Principal Stockholders, page 70

11.	In footnotes 5 to 14 to the table, you disclose the number of shares included in the table that are underlying options and warrants that are not exercisable within 60 days. This seems inconsistent with introductory language to the table indicating you have excluded such options and warrants. Please clarify. In addition, it seems that the number of shares underlying options and warrants for each holder would be different in the “Before the Offering” and “As Adjusted” columns. However, the referenced footnotes appear to apply to both columns. Please explain.

We have revised footnotes 5 to 14 to clarify that these shares are issuable upon full exercise of all options and warrants held by the holder that are exercisable within 60 days. In addition, we have included additional footnotes to the table with the appropriate information for certain stockholders whose number of shares underlying options and warrants differ between the “Before the Offering” and the “As Adjusted” columns.

Mr. Larry Spirgel, Esq.

April 15, 2010

Certain Relationships and Related Party Transactions, page 73

12.	Disclose that the Series A and Series B Convertible Preferred Stock will convert into common shares at a ratio more favorable to the holders of those shares than the one-for-one ratio disclosed elsewhere. Also disclose whether more shares may be issued to those holders if the IPO price is lower than anticipated.

We have revised Amendment No. 2 (pages 73-74) to provide the requested disclosure.

Description of Our Securities, page 75

Options Outstanding, page 77

13.	Disclose the vesting schedule for the 3.8 million options to be issued to management in connection with the IPO.

We have revised Amendment No. 2 (page 77) to provide the requested disclosure.

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting and Reporting Policies, page F-8

(j) Accounting for share-based compensation, page F-10

14.	It is unclear why the fair value of stock options granted to consultants is reevaluated at every reporting period. Please revise your disclosure to clarify.

We have revised Amendment No. 2 (page F-11) to provide the requested disclosure.

(l) Net loss per share data, page F-12

15.	Refer to your table where you present the number of stock options to employees, directors and consultants under the Stock Option Plan outstanding as of December 31, 2009 as 2,670,809. This number also appears in your disclosure on page F-21 in describing the number of shares of common stock reserved for issuance upon the exercise of options. We note, however, that in your disclosure on pages F-23 and II -3 you present the number of stock options outstanding as of December 31, 2009 as 1,697,561. Please revise or advise us.

We respectfully advise the Staff that there were 1,697,561 stock options outstanding at December 31, 2009 while there were 2,670,809 options that were available for grant under the 2006 Stock Option Plan. We have revised Amendment No. 2 (page F-12) to clarify the number of stock options outstanding at December 31, 2009, as set forth elsewhere in the Registration Statement.

Mr. Larry Spirgel, Esq.

April 15, 2010

Note 13 - Shareholder’s Equity, page F-21

16.	We note your response to comments 44 and 45 from our prior comment letter dated February 25, 2010, and your additional disclosure on page 40 with regard to your valuation of your common stock at December 31, 2009. With a view towards expanded disclosure, please tell us how you valued your common stock on June 25, 2009, the date you granted options in 2009, whether the valuation was contemporaneous or retrospective, and whether management received assistance from an outside expert in preparing the valuation.

We respectfully advise the Staff that the common stock underlying the options granted on June 25, 2009 was valued retrospectively according to the methodology outlined in the Registration Statement. This valuation was done by an independent third party on the basis of data which management provided. We have revised Amendment No. 2 (page 40) to provide the requested disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Estimates-Accounting for Stock-Based Compensation”.

17.	In the last sentence on page F-22 you state that there was no aggregate intrinsic value of options granted during 2009 and 2008. Please explain to us how you determined that there was no intrinsic value of options granted during these periods in light of your disclosure on pages F-22 and F-23 that you granted stock options on June 25, 2009 with an exercise price of $0.25 while the fair value of your common stock was $0.35.

We respectfully advise the Staff that at the time these options were granted, management relied on its own internal valuation of the common stock underlying the options that it had performed in December 2008. This valuation took into consideration worldwide market conditions (whereby the value of shares in the final quarter of 2008 was greatly reduced), the liquidation preferences, warrants, registration and other rights of preferred holders, the fact that the Company was still in a pre-revenue stage of development and that the Company was in a net-cash burn situation. Once the Company valued the common stock, its intention was to issue stock options with no intrinsic value. Since management had valued the common stock underlying these options contemporaneously at $0.25, the stock options granted at that date were also valued at $0.25. A retrospective valuation performed by a third party expert later determined that the value of the common stock underlying the options at the grant date was, in fact, $0.35 and the options therefore had intrinsic value. However, since this amount was not considered material and the Company did not originally intend for these options to have intrinsic value, the financial statements did not initially reflect this intrinsic value. In response to the Staff’s comment, we have revised Amendment No. 2 (page F-22) to reflect this intrinsic value.

Note 18 - Subsequent Events, page F-30

18.	Based on your disclosure, it appears that the options discussed were either granted on March 17, 2010 and/or are to be issued upon the consummation of the offering. In

Mr. Larry Spirgel, Esq.

April 15, 2010

either case, these options do not appear to have been included within disclosures throughout your filing (i.e., pages 10, 75, 82) where you discuss the number of options outstanding upon the consummation of the offering. Please revise or advise us.

We have revised Amendment No. 2 (page F-30) to provide the requested disclosure. In addition, we have clarified our disclosure regarding these options (pages 18, 28, 68, 77 and 82) throughout the Registration Statement.

Alternate Pages for Selling Securityholder Prospectus, page SS-1

Selling Securityholders, page SS-5

19.	Please explain why the number of shares beneficially owned by Seth Siegel, 165,459, in this table is not equal to the number of shares beneficially owned by Seth Siegel as shown in the Principal Stockholders table on page 70, either before the offering or as adjusted for the offering.

We have revised Amendment No. 2 (page SS-5) in response to the Staff’s comment.

Part II. Information Note Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page 11-2

20.	We note your response to comment 26 from our prior comment letter dated February 25, 2010. Please refer to your discussion of Issuances of Capital Stock and Warrants where you continue to describe May 2006 private placement as an issuance of 2,353,887 shares of Series A Preferred Stock for $2.35 million and revise as appropriate.

We have revised Amendment No. 2 (page II-2) to provide the requested disclosure.

Exhibit Index

21.	Please revise the legality opinion filed as Exhibit 5.1 so that all securities being registered are clearly covered by the opinion. For example, the defined term “Unit” does not appear to include the Purchase Option Units. In addition, the defined terms “Common Stock”, “Warrants” and “Warrant Shares” do not appear to include securities issued as part of the Over-Allotment Units or the Purchase Option Units.

We have revised Exhibit 5.1 in response to the Staff’s comment.

* * **

Mr. Larry Spirgel, Esq.

April 15, 2010

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Barry I. Grossman, Esq. or David Selengut, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Ellenoff Grossman & Schole LLP

cc:	Jonathan Medved

Jeffrey Schultz, Esq.

Larry Glassberg